Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1	Telephone: 604-661-2600 Facsimile: 604-661-2676 www.methanex.com

January 11, 2013

Mr. Rufus Decker

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Decker:

RE:	Methanex Corporation

Form 40-F for the Year Ended December 31, 2011

Filed March 16, 2012

File No. 0-20115

We have reviewed your comments outlined in your letter of December 12, 2012 relating to the captioned items and offer the following responses.

Form 40-F for the Year Ended December 31, 2011

General

SEC Comment:

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Our Response:

We acknowledge your comment and have provided additional or revised disclosures in our responses below where applicable. We will include such additional or revised disclosures in future filings.

SEC Comment:

2.

In your letter to us dated May 12, 2009 you stated that certain contacts related to Iran would likely continue. In addition, you state on page 7 in Exhibit 99.1 to your Form 40-F that you are the leading supplier of methanol to Latin America, a region that can be understood to include Cuba. As you know, Iran and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not include disclosure regarding Iran or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Cuba, whether through direct or indirect arrangement, since the referenced letter. Your response should describe any materials and products that you have provided or intend to provide into Iran and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Our Response:

This response covers the period since May 12, 2009.

Regarding Cuba, neither Methanex Corporation nor any of its subsidiaries (collectively the “Company”) has had any contact with Cuba, whether through direct or indirect arrangements and no contact with Cuba is anticipated. No agreements, arrangements or other contacts have occurred with the government of Cuba or entities that the government of Cuba controls and none are anticipated. Furthermore, no product produced or marketed by the Company has been provided to Cuba, directly or indirectly, and none is anticipated to be provided.

Regarding Iran, no product produced or marketed by the Company has been provided to Iran either directly or indirectly. Furthermore, the Company has not been involved in any commercial arrangements or been involved in purchasing or exchanging methanol produced in Iran. This commercial stance is not anticipated to change in the foreseeable future.

Since May 12, 2009, as a direct consequence of tightening U.S. and European Union regulations and economic sanctions, the level of contact, whether direct or indirect, that we have had with the Government of Iran or Iranian entities has declined to the point where, since the third quarter of 2011, we have not sought out nor participated in any meetings with Iranian parties. We do not anticipate this level of contact to change in the foreseeable future.

SEC Comment:

3.	Please discuss for us the materiality of your contacts with Iran and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Cuba.

Our Response:

Regarding Cuba, as there have not been any contacts with Cuba and none are anticipated in the future, the Company does not believe that there is any material investment risk for our Company’s security holders.

Regarding Iran, from a quantitative and a qualitative perspective, the Company believes the limited contact it has had is immaterial since, for more than the last three fiscal years, there has been no product produced or marketed by the Company that has been provided to Iran either directly or indirectly nor has the Company been involved in any commercial arrangements or in the purchase or exchange of methanol produced in Iran. Accordingly, the Company has not derived any revenues or profits from product supplied to Iran or made any payments for or received any methanol produced in Iran. Additionally, in light of the limited contact the Company has had with Iran over the past few years, the Company does not believe that this contact constitutes a material investment risk for our security holders or constitutes a matter that a reasonable investor would deem important in making an investment decision in the Company.

Exhibit 99.2—Management’s Discussion and Analysis

Critical Accounting Estimates, page 38

Recoverability of Asset Carrying Values, page 39

SEC Comment:

4.	We note your disclosure on page 39 that the Chile cash-generating unit was tested for recoverability due to lower than expected production during 2011. Please tell us the percentage by which the carrying value of your Chile cash-generating unit exceeded estimated pre-tax fair value as of December 31, 2011. To the extent that any of your long-lived assets or cash-generating units have estimated pre-tax fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please enhance your discussion by providing the following disclosures in future filings:

•	The percentage by which fair value exceeds the carrying value;

•	A description of the assumptions that drive the estimated pre-tax fair value; and

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.

If you have determined that the estimated pre-tax fair value substantially exceeded the carrying value for all of your long-lived assets or cash-generating units as of year-end, please disclose this determination in future filings.

Our Response:

Under International Financial Reporting Standards, IAS 36, Impairment of Assets, an impairment loss should be recognized when the carrying amount of an asset or cash-generating unit exceeds its estimated pre-tax fair value. Estimated pre-tax fair value is defined as the higher of the estimated future pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate or the amount that could be recovered through the sale of the asset. At December 31, 2011, the estimated pre-tax fair value of the Chile cash-generating unit was determined by estimating the future pre-tax cash flows expected to be generated from the asset. At December 31, 2011, the estimated pre-tax fair value of the Chilean cash generating unit exceeded the carrying value by 45%, which we considered to be substantially in excess. Accordingly, the additional disclosure is not applicable for 2011.

In future filings, if a cash-generating unit is tested for impairment and the estimated pre-tax fair value is not substantially in excess of the carrying value, and if the asset amount could materially impact our operating results or total shareholders’ equity, we will enhance our discussion by providing the following additional disclosures:

•	The percentage by which the estimated pre-tax fair value exceeds the carrying value;

•	A description of the key assumptions that drive the estimated pre-tax fair value; and

•	A discussion of the uncertainty associated with the key assumptions, including a discussion if the assumptions used in the cash flow model materially deviate from our historical results.

In future filings, if we determine that the estimated pre-tax fair value for all of our long-lived assets and cash-generating units substantially exceeds their carrying value, we will add the following disclosures:

“We believe the estimated pre-tax fair value of all our long-lived assets and cash-generating units substantially exceeded their carrying value as at December 31, 201x.”

Exhibit 99.3 – Consolidated Financial Statements

Consolidated Statements of Income, page 51

SEC Comment:

5.	Please tell us how you considered IAS 1.103 in aggregating your cost of sales with operating expenses as a single line item on the face of your consolidated statements of income.

Our Response:

International Financial Reporting Standards, IAS 1, Presentation of Financial Statements, paragraphs IAS 1.97-105 provides guidance on information which is required to be presented in either the Consolidated Statements of Income or in the notes to the financial statements. We have chosen to present the required information in the notes to our financial statements rather than on the face of the Consolidated Statements of Income.

International Financial Reporting Standards, IAS 1, Presentation of Financial Statements, states in paragraph IAS 1.103:

“The second form of analysis is the ‘function of expense’ or ‘cost of sales’ method and classifies expenses according to their function as part of cost of sales or, for example, the costs of distribution or administrative activities. At a minimum, an entity discloses its cost of sales under this method separately from other expenses. This method can provide more relevant information to users than the classification of expenses by nature, but allocating costs to functions may require arbitrary allocations and involve considerable judgement.”

We have complied with IAS 1.103 by presenting an analysis of expenses using a classification based on their function as disclosed in the top table of note 11 on page 65 of Exhibit 99.3 of our 40-F for the year ended December 31, 2011. The functions disclosed in note 11 are cost of sales, selling and distribution and administration expenses.

Consolidated Statements of Income, page 51

SEC Comment:

6.	You provide a calculation of basic and diluted net income per common share before unusual item on page 51. However, you do not appear to disclose the amount of this unusual item in a separate line item on the face of your Consolidated Statements of Income. Please revise your financial statements to disclose the nature and dollar amount of items classified as unusual items, similar to the table provided on page 42 of your annual report. Please also revise your footnote disclosures for net income per common share on page 65 to include a reconciliation demonstrating how you calculated basic and diluted net income per common share before unusual item for the periods presented. Please tell us how you determined it was appropriate to disclose these alternative earnings per share measures on the face of your Consolidated Statements of Income rather than solely in the footnotes. Please refer to IAS 33.73.

Our Response:

Effective with our interim filings for the year ended December 31, 2012, we have presented only basic and diluted net income per common share on the face of our Consolidated Statements of Income.

In future filings, if earnings measures other than basic and diluted net income per common share are presented, such measures will be presented in the notes to the Consolidated Financial Statements only and will include a reconciliation of how such amounts were calculated.

Note 2 – Significant Accounting Policies, page 55

Depreciation, page 56

SEC Comment:

7.	The range of useful lives for your buildings, plant installations and machinery of five to twenty-five years is very broad. Please breakout the buildings, plant installations and machinery category into smaller components, and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Our Response:

The category buildings, plant installations and machinery includes all of the long-lived assets at each of our production facilities in Egypt, Chile, Trinidad, New Zealand and Canada. The majority of this category is represented by assets which have a physical life in excess of the production facility’s useful life due to the dependence of each facility on the related feedstock supply. As a result of the dependence on an economic feedstock supply, primarily all of the assets at each of our sites are depreciated over a useful life related to the feedstock supply rather than the physical life of the individual component.

In future filings, we will amend the depreciation section of our property, plant and equipment policy as follows to provide further information on our approach to determining useful lives:

Subsequent Costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround. The carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful life of the Company’s buildings, plant installations and machinery, excluding costs related to turnarounds, ranges from ten to twenty-five years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life.

The economic life is primarily determined by the nature of the natural gas feedstock available to our various production facilities. Factors which influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas, and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Note 11 – Expense by Function, page 65

SEC Comment:

8.	It appears that your Consolidated Statements of Income on page 51 provide an analysis of expenses by function and your table on page 65 gives additional information to supplement that analysis. It is unclear where you have provided an analysis of expenses by nature. Please refer to IAS 1.99-104.

Our Response:

International Financial Reporting Standards, IAS 1, Presentation of Financial Statements, paragraph IAS 1.99 states:

“An entity shall present an analysis of expenses recognized in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant.”

We have chosen to present an analysis of expenses using a classification based on their function as disclosed in the top table in note 11 on page 65 of Exhibit 99.3 of our 40-F for the year ended December 31, 2011. The functions disclosed in note 11 are cost of sales, selling and distribution and administration expenses.

As further required by IAS 1.104, an entity that chooses to present an analysis of its expenses by function rather than by nature must present certain supplemental information regarding its expenses by nature, including depreciation and amortization and employee expenses. This supplemental information has also been presented in note 11 on page 65 of Exhibit 99.3 of our 40-F for the year ended December 31, 2011.

As discussed above in our response to SEC Comment #5, we have chosen to present this information in the notes to our Consolidated Financial Statements and not in our Consolidated Statements of Income. Accordingly our Consolidated Statements of Income do not present an analysis of expenses by function.

Note 22 – Commitments and Contingencies, page 78

SEC Comment:

9.	It is not clear how you have complied with the requirement set forth in paragraph 35(c) of IAS 17 regarding the disclosure of the amounts of lease payments recognized as an expense. Please advise.

Our Response:

In accordance with IAS 17.35, we have provided disclosures related to the minimum lease payments of our operating leases in note 22 on page 78 of Exhibit 99.3 of our 40-F for the year ended December 31, 2011. In future filings, we will provide the additional disclosures required by IAS 17.35(c) as follows:

“For the year ended December 31, 2012, the Company recognized as an expense $xxx million (2011—$142 million) relating to operating lease payments, including time charter vessel payments.”

Note 24 – Transition to International Financial Reporting Standards, page 80

SEC Comments:

10.	In the second paragraph of this footnote, you indicate that entities adopting IFRS for the first time are provided a number of mandatory exemptions. Please tell us and revise your future filings to identify the specific mandatory exemptions that applied to your adoption of IFRS.

Our Response:

IFRS 1, First-time Adoption of International Financial Reporting Standards, provides entities with mandatory exemptions relating to the use of hindsight in making estimates, the application of hedge accounting principles and derecognition of financial assets and financial liabilities.

On our transition to IFRS, effective January 1, 2010, we considered these mandatory exemptions and determined that their application did not have an impact on our Consolidated Financial Statements. As a result, we did not adopt any of these mandatory exemptions and do not consider the disclosure about these mandatory exemptions to be useful to readers of our Consolidated Financial Statements. As the Company has fully completed its transitioned to IFRS, we do not plan on including a further discussion on this matter in our future filings.

Note 24 – Transition to International Financial Reporting Standards, page 80

SEC Comments:

11.	You disclose on page 80 that you used previous GAAP as deemed cost for your assets accounted for under the full cost method. It is unclear where you disclosed the basis on which you allocated the carrying amounts determined under previous GAAP. Please refer to IFRS 1.31A.

Our Response:

On our transition to IFRS, effective January 1, 2010, the carrying amounts of our oil and gas assets were allocated on a basis as determined by proven and unproven reserves, which is consistent with how these assets were accounted for under previous GAAP in property, plant and equipment for depletion calculation purposes. For oil and gas assets with unproven reserves, associated costs were allocated to other assets and for oil and gas assets with proven reserves, associated costs were allocated to property, plant and equipment. This allocation is on a basis consistent with our accounting policy as described in notes 2(g) and 2(h) on page 56 of Exhibit 99.3 of our 40-F for the year ended December 31, 2011.

In future filings, in order to clarify our method on transition for allocating the carrying amounts determined under previous GAAP, we will add the following disclosures to our accounting policies for oil and gas assets:

“Upon transition to IFRS, effective January 1, 2010, the Company elected to carry forward the previous GAAP full-cost method of accounting for oil and gas asset carrying values. At that time, the Company allocated costs associated with oil and gas assets between property, plant and equipment and other assets on the basis of proven and unproven reserves, respectively.”

Methanex Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

METHANEX CORPORATION

Ian P. Cameron

Senior Vice President, Finance and Chief Financial Officer

cc:	KPMG

McCarthy Tetrault LLP